EXHIBIT 7.01

PARTICIPATION AGREEMENT

Baring Letterhead

November 19, 2010

Mr. Tianfu Yang
No. 9, Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu
P.R. China 150060

Dear Mr. Yang:

You and we are parties to a letter agreement dated October 10, 2010 (the “Agreement”), pursuant to which you agreed to cooperate exclusively with Baring Private Equity Asia Group Limited (“Baring”) to pursue a possible acquisition (the “Transaction”) of Harbin Electric, Inc. (“Harbin”). Pursuant to the Agreement, you and Baring submitted a preliminary non-binding proposal for the Transaction to the board of directors of Harbin (the “Board”) on October 10, 2010 (the “Proposal”).

You have informed us that you now intend to seek alternative financing for the Transaction . Accordingly, we hereby agree that Baring will not participate in the Transaction, except as set forth below.

The parties hereby amend and restate the Agreement to read in its entirety as follows:

1.           Modification of Proposal. Promptly after the execution of this letter agreement, Mr. Yang shall submit a letter, in the form of Exhibit A hereto, to the Board and the special committee formed by the Board to evaluate the Proposal.

2.           Baring’s Future Participation. Baring (through an affiliated investment fund) shall have the opportunity (but not the obligation) to provide up to 10% of the financing for the Transaction (either through debt, equity or a combination of debt and equity) on terms mutually acceptable to the parties.

3.           Confidentiality.  Each of Mr. Yang and Baring shall, and shall direct its employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors) to, keep this letter agreement, the Agreement and all discussions, negotiations and other information with respect to this letter agreement and the Agreement confidential, other than as mutually agreed in writing by you and Baring or as required by applicable laws, rules or regulations.

4.           Governing Law; Arbitration. This letter agreement and all matters arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of Hong Kong, without reference to conflict of laws principles. Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) in force when the notice of arbitration is submitted in accordance with these Rules. There shall be three arbitrators. The arbitration proceedings shall be conducted in English.

5.           Counterparts; Entire Agreement. This letter agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument. This letter agreement sets forth the entire agreement and understanding among the parties and supersedes all prior agreements, discussions and documents relating thereto, including, but not limited to, the Agreement. No party hereto will be entitled to punitive, exemplary, special, unforeseen, incidental, indirect or other consequential damages.

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among Mr. Yang and Baring.

Very truly yours,

BARING PRIVATE EQUITY ASIA GROUP LIMITED

By:	/s/ Tek Yok Hua
Name: Tek Yok Hua
Title: Director

CONFIRMED AND AGREED
as of the date written above:

By:	/s/ Tianfu Yang
Tianfu Yang

Exhibit A

Letter to the Board

November ___, 2010

Board of Directors
Harbin Electric, Inc.
No. 9 Ha Ping Xu Lu,
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
P.R. China 150060

Dear Members of the Board:

On October 10, 2010, I and Baring Private Equity Asia Group Limited (“Baring”) submitted a Proposal Letter to the Board, setting forth our non-binding preliminary proposal to acquire Harbin Electric, Inc. (“Harbin”) in a going-private transaction (the “Transaction”). As you know, since the Proposal Letter constituted only our preliminary indication of interest, it did not constitute a binding commitment to consummate the Transaction.

I would like to notify the Board that Baring and I have decided to amend our agreement to jointly pursue the Transaction to allow me to obtain alternative financing sources to complete the Transaction. The amended agreement also provides that an investment fund advised by Baring will have the opportunity (but not the obligation) to provide up to 10% of the financing for the Transaction (either through debt, equity or a combination of debt and equity) on terms mutually acceptable to the parties. I intend to obtain alternative financing for the Transaction and anticipate that such financing will be in place by the time the definitive transaction agreement has been executed with Harbin. Accordingly, the Proposal Letter is modified to reflect the foregoing.

Going forward, all questions from the Board (including the special committee and its legal and financial advisors) regarding the Transaction should be directed to me, Mr. Richard Campbell-Breeden of Goldman at +852 2978 1887 or Mr. Michael Gisser of Skadden at +1 (213) 687-5213 or +8610 6535 5540, and not to Baring.

Sincerely,

Tianfu Yang